Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

ELEVENTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

THE REALREAL, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

The RealReal, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.

That the name of this corporation is The RealReal, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 29, 2011 under the name The RealReal, Inc.

2.

That the Board of Directors duly adopted resolutions proposing to amend the Eleventh Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that the first paragraph of Article FOURTH of the Eleventh Amended and Restated Certificate of Incorporation of this corporation is amended and restated to read in its entirety as follows:

FOURTH:	The total number of shares of all classes of stock which the Corporation shall have authority to issue is: 270,835,754, divided among classes as follows: (i) 155,649,887 of Common Stock, $0.00001 par value per share (“Common Stock”), and (ii) 115,185,867 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”), of which (A) 18,960,000 are designated “Series A Preferred Stock”, (B) 13,784,443 are designated “Series B Preferred Stock”, (C) 9,335,659 are designated “Series C Preferred Stock”, (D) 14,367,652 are designated “Series D Preferred Stock”, (E) 13,612,543 are designated “Series E Preferred Stock”, (F) 12,956,724 are designated “Series F Preferred Stock”, (G) 21,986,733 are designated as “Series G Preferred Stock”, and 10,182,113 are designated as “Series H Preferred Stock”.

Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the Certificate of Amendment to this Certificate of Incorporation, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one half of one share of Common Stock (the “Reverse Stock Split”). The conversion prices of each series of Preferred Stock of the Corporation shall be accordingly adjusted as provided in Article FOURTH, Section 4.5 of the Eleventh Amended and Restated Certificate of Incorporation. No fractional shares shall be issued in connection with the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been converted, subject to the elimination of fractional share interests as described above.

3.	That the foregoing amendment was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

4.	That this Certificate of Amendment of Eleventh Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Eleventh Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 13th day of June, 2019.

By:	/s/ Matt Gustke
Matt Gustke
Chief Financial Officer

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